UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, May 12, 2011

Results for the first quarter ended on March 31, 2011

Pampa Energía S.A. (“Pampa” o the “Company”), announces the results for the first quarter ended on March 31, 2011.

Stock Information
Buenos Aires Stock Exchange
Ticker: PAMP

NYSE
Ticker: PAM

1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres. CEO
Mariano Batistella. Responsible for
Strategic Planning and Investor Relations

Tel +54-11-4809-9500
investor@pampaenergia.com
www.pampaenergia.com/ir

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the first quarter ended on March 31, 2011:

Consolidated net sales of AR$1,575.5 mill on in the first quarter of 2011, 51.5% greater than the AR$1,040.2 million for the same period of 2010, mainly due to a 98.3% (AR$391.4 million), a 10.4% (AR$7.3 million), a 23.6% (AR$135.4 millionon) and a AR$2.9 million increases in net sales from our generation, transmission, distribution and holding and others segments, respectively.
Consolidated EBITDA[1] of AR$238.5 million in the first quarter of 2011, 24.8% higher than the AR$191.0 millioion for the same period of 2010, mainly due to increases of 40.0% in the generation segment (AR$28.0 million), 44.9% in the transmission segment (AR$9.5 million) and 10.9% in the distribution segment (AR$11.4 million), partially offset by a greater loss of AR$1.5 million at the holding and others segment.

Consolidated net income of AR$15.1 million in the first quarter of 2011, AR$9.9 million greater than the AR$5.2 million net consolidated income for the same period of 2010, mainly due to gains from our generation (AR$14.7 milllion), transmission (AR$1.3 million) and holding and others (AR$30.5 million) segments, partially offset by losses at our distribution segment (AR$31.5 million).

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

3302 Ortiz de Ocampo Street, Building #4 C1425DSR Buenos Aires Argentina	Tel +54-11-4809-9500 invest@pampaenergia.com www.pampaeenergia.com/ir

1. Relevant Events

1.1 | Closing of the Acquisition of Enron Pipeline Company Argentina S.A. (“EPCA”)

     On April 8, 2011, Pampa closed the acquisition of EPCA, a company which owns 10% of the share capital of Compañía de Inversiones de Energía S.A. (“CIESA”), which in turn owns 55.3% of the share capital of Transportadora de Gas del Sur S.A. (“TGS”), for a total price of US$29 million.

     As a consequence of this closing, shares representing approximately 98% of EPCA’s share capital were transferred to Pampa, and the remaining 2% stake was transferred to its subsidiary Pampa Participaciones S.A. Also, Mr. Gustavo Mariani was designated as Director and Vice Chairman of CIESA and TGS, and Mr. Marcos Marcelo Mindlin was designated as alternate Director of CIESA and TGS.

1.2 | Closing of the Investment Agreement Between Petrolera Pampa and Petrobras in the Province of Neuquén

     On April 14, 2011, the conditions precedent for the investment agreement related to the “El Mangrullo” field, which was celebrated on December 7, 2010 between Petrolera Pampa S.A., a subsidiary of Pampa, and Petrobras Argentina S.A. (“Petrobras”) were fulfilled.

     Through this investment agreement, Pampa will acquire 43% of the rights to have free disposal at wellhead, commercialize and industrialize hydrocarbons from certain wells to be drilled in “El Mangrullo” field, and as a consideration for said acquisition, Pampa has committed to invest up to US$16 million for the drilling of those wells.

1.3 | Technical Problems in the Steam Turbine at Central Térmica Loma de la Lata (“CTLLL”)

     Due to some technical problems detected in the steam turbine unit, which is part of CTLLL’s installed capacity expansion project, the consequent commissioning of the commercial operations of the combined cycle has been postponed. The contractor for the project, Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. – Unión Transitoria de Empresas (“UTE”) set forth a timeline, estimating that the commercial operations date could be delayed until the end of the second quarter of 2011, approximately.

     As a consequence, CTLLL began to take the steps necessary to collect both the contractual compensations stipulated therein, as well as the corresponding compensations from the insurance companies. In that sense, on March 31, 2011 CTLLL accepted an offer by the UTE by which the mechanisms to solve the technical problems were established, as well as the procedures to be followed for the start of commercial operation of CTLLL’s generation installed capacity expansion. Additionally, the UTE in its role of contractor granted CTLLL an exceptional discount equivalent to the amounts related to the last milestone payment under the Contracts (Provisional Acceptance), including adjustments provided under the Construction Contract, for a value of US$18 million.

3302 Ortiz de Ocampo Street, Building #4 C1425DSR Buenos Aires Argentina	Tel +54-11-4809-9500 invest@pampaenergia.com www.pampaeenergia.com/ir

1.4 | Memorandum of Understanding with Petrobras

     On May 10, 2011 Pampa Energía signed a Memorandum of Understanding with Inversiones Argentina I Ltd. (“IAI”), Pampa Inversiones S.A. (“PISA”, and jointly with IAI and Pampa Energía S.A., “Pampa”), Petrobras Energía S.A. (“PESA”), Petrobras Hispano Argentina S.A. (“PHA”) and Compañía de Inversiones de Energía S.A. (“CIESA”, and jointly with Pampa, PESA and PHA, the “Parties”), in which the Parties agree: a) to suspend the lawsuit titled “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena”, currently pending before the Supreme Court of the State of New York (Index N° 600245/09E), with the purpose of making the best efforts to reestablish the financial restructuring set forth in the Restructuring Agreement executed on September 1, 2005 between CIESA, PESA, PHA, EPCA, ABN AMRO Bank N. V. Sucursal Argentina (acting in its capacity of trust and not on his own behalf, “ABN”) and the Financial Creditors of CIESA (hereinafter known as the “Restructuring Agreement”), regarding the bonds issued on April 22, 1997 by CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (based on the debt for equity exchange described in Section 2.6 and elsewhere of said Restructuring Agreement) (the “Lawsuit”), and to include Pampa as a party of the Restructuring Agreement, subject to complying with necessary governmental approvals in order to implement the Restructuring Agreement; and b) subject to obtaining the required governmental approvals, to opportunely withdraw all claims and actions that the Parties and third parties have initiated in the Lawsuit, ending all litigation among them.

     The referred Memorandum of Understanding represents an important milestone in the restructuring process of CIESA’s defaulted debt and, once said restructuring is achieved through the Restructuring Agreement’s implementation, Pampa (as financial creditor of CIESA) would obtain, on the one hand, 50% of CIESA’s equity, which in turn would control 51% of TGS, and on the other hand, a direct 4.3% stake of TGS. This restructuring procedure would finally end the default process to which CIESA has been subject for eight years.

1.5 | Debt Issuance

1.5.1 | Central Piedra Buena’s (“CPB”) Short Term Notes (“VCP”)

     On May 9, 2011 CPB issued a new series of VCPs for an amount of AR$70.2 million, which will accrue interest at Badlar plus 3%. Principal will be repaid in a single bullet payment 360 calendar days as from the date of issuance and interest is payable on a quarterly basis.

1.2.1 | Re-opening of Edenor’s Series 9 Notes

     On April 26, 2011 Edenor issued Series 9 notes for a nominal amount of US$69.7 million, thus completing the Series’ original amount of up to US$300 million. The additional notes were issued under the same conditions as those of the original issuance (9.75% fixed interest rate and bullet repayment due on October 25, 2022), and at an issuance price of 101.25%, with the first interest payment date on October 25, 2011. Edenor will use the net funds obtained to refinance all or a portion of its outstanding short-term indebtedness and/or to fund its capital investment plan and/or for working capital purposes.

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2. Financial Highlights

2.1 |Consolidated Balance Sheet (AR$)

	03.31.11		03.31.11
ASSETS		LIABILITIES
CURRENT ASSETS		CURRENT LIABILITIES
Cash and banks	305,042,502	Accounts payable	781,199,172
Short-term Investments	522,014,627	Financial debt	1,222,010,544
Trade receivables, net	1,069,963,736	Salaries and social security payable	266,372,731
Other receivables, net	316,076,922	Tax payable	279,908,927
Inventories	31,947,182	Other liabilities	219,088,036
Other assets	128,135,605	Provisions	75,090,503
Total current assets	2,373,180,574	Total current liabilities	2,843,669,913

NON-CURRENT ASSETS		NON-CURRENT LIABILITIES
Trade receivables	229,345,111	Accounts payable	83,179,977
Long-term Investments	541,182,562	Financial debt	2,576,577,130
Other receivables, net	429,888,869	Salaries and social security payable	82,948,164
Inventories	349,959	Taxes payable	678,062,105
Fixed assets, net	8,478,612,441	Other payables	1,066,103,552
Intangible assets, net	303,775,070	Provisions	14,313,447
Other assets	84,603,424	Total non-current liabilities	4,501,184,375
Sub-total non-current assets	10,067,757,436	Total liabilities	7,344,854,288

Goodwill, net	23,466,921	MINORITY INTEREST	1,821,282,195
Total non-current assets	10,091,224,357	SHAREHOLDERS EQUITY	3,298,268,448
Total assets	12,464,404,931	Total liabilities, minority interest and shareholders equity	12,464,404,931

3302 Ortiz de Ocampo Street, Building #4 C1425DSR Buenos Aires Argentina	Tel +54-11-4809-9500 invest@pampaenergia.com www.pampaeenergia.com/ir

2.2 | Consolidated Income Statement for the 1Q11 and 1Q10 (AR$)

	Period ended on March 31st of
	2011	2010
Sales revenue	1,575,538,098	1,040,199,763
Cost of sales	(1,260,150,336)	(800,041,966)
Gross profit	315,387,762	240,157,797
	-	-
Selling expenses	(62,730,009)	(50,312,648)
Administrative expenses	(110,285,282)	(79,993,391)
Goodwill amortization	(3,547,345)	(4,954,209)
Operating income	138,825,126	104,897,549
	-	-
Financial and holding results generated by assets:
Interest income	13,061,742	6,640,510
Taxes and commissions	(18,279,387)	(12,395,903)
Foreign currency exchange difference	17,720,729	17,213,850
Result of receivables measured at present value	76,650	8,034,405
Holding results of financial assets	(18,799,353)	(14,815,039)
Impairment of fixed assets and other assets	-	(431,064)
Other financial results	324,380	4,415,476
Sub-total	(5,895,239)	8,662,235
	-	-
Financial and holding results generated by liabilities:
Interest expense	(91,334,240)	(41,457,658)
Foreign currency exchange difference	(42,067,602)	(43,761,992)
Financial debt repurchase results	(17,259,940)	11,058,242
Financial debt present value	(1,332,830)	(485,046)
Other financial results	(6,719,723)	(1,269,883)
Sub-total	(158,714,335)	(75,916,337)
Total financial and holding results, net	(164,609,574)	(67,254,102)
	-	-
Other income and expenses, net	55,212,395	5,561,960
	-	-
Income before income taxes and minority interest	29,427,947	43,205,407
	-	-
Income tax	(14,884,012)	(26,649,725)
	-	-
Minority interest	537,108	(11,323,530)
	-	-
Net income	15,081,043	5,232,152

Basic income per share	0.0115	0.0040
Diluted income per share	0.0098	0.0036

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2.3 | Summary of Consolidated Cash and Consolidated Financial Debt (AR$)

Cash (1) (as of March 31st , 2011)	Consolidated Financial Statements	Ownership Adjusted
Generation	331,060,182	317,061,348
Transmission	52,550,376	27,667,773
Distribution	268,437,781	145,757,043
Holding and Others	175,008,790	175,008,790
Total	827,057,129	665,494,955
(1) Includes cash and current bank investments from the consolidated balance.

Bank and Financial Debt (as of March 31st , 2011)	Consolidated Financial Statements	Ownership Adjusted
Generation	1,425,103,495	1,403,257,355
Transmission	258,536,585	136,119,512
Distribution	1,660,189,511	963,423,111
Holding and Others	454,758,083	454,758,083
Total	3,798,587,674	2,957,558,061

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3. Summary of Electricity Generation

The following table summarizes Pampa’s electricity generation assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLLL[2]	CPB	CTP[3]

Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.9%	1.4%	1.3%	2.0%	2.2%	0.1%	7.9%

Net Generation 1Q 2011 (GWh)	198	152	460	260	920	0	1,990
Market Share	0.7%	0.5%	1.5%	0.9%	3.0%	0.0%	6.6%
Sales 1Q 2011 (GWh)	282	229	610	491	1,097	0	2,709

Net Generation 1Q 2010 (GWh)	256	190	345	208	383	0	1,381
Variation Net Generation 1Q11 - 1Q10	-22.4%	-19.8%	33.2%	25.2%	139.9%	N/A	44.0%
Sales 1Q 2010 (GWh)	343	271	638	216	619	0	2,088

Average Price 1Q 2011 (AR$ / MWh)	165.3	175.2	287.0	195.7	391.6	0.0	290.7
Average Gross Margin 1Q 2011 (AR$ / MWh)	62.6	60.8	59.9	21.4	31.4	0.0	41.8
Average Gross Margin 1Q 2010 (AR$ / MWh)	58.0	67.3	46.6	24.0	14.8	0.0	39.4
Note: Gross Margin before amortizations and depreciations.
¹ CTG includes results for Powerco. The 1Q2011 sales include 30.7 GWh physical equivalents under Note 6,866/09.

² The installed capacity of CTLLL includes 178 MW of the combined cycle that currently are not under commercial operations. We estimate its commissioning during the second quarter of 2011. The 1Q2011 sales include 219.9 GWh physical equivalents under Note 6,866/09.

³ Piquirenda power plant (“CTP”) is currently included in our distribution segment, controlled by our subsidiary Emdersa.

     In the first quarter of 2011 Pampa recorded an increase in generation of 44.0% compared to the same period of 2010, mainly due to an increase of 537 GWh in the generation of Central Térmica Piedra Buena. Said increase is explained by a greater thermal dispatch and a greater requirement of operation with liquid fuels, since there was a lesser use of the hydroelectric generation system (less hydraulic contribution to the reservoirs). This phenomenon had a negative impact on our hydroelectric companies Los Nihuiles and Diamante’s generation. Regarding CTG, it generated 115 GWh more due to a greater availability in its turbine units. Finally, CTLLL had an increase of 52 GWh on its generation as a result of greater thermal dispatch.

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4. Central Térmica Loma de la Lata’s Expansion Project

     Pampa Energía is expanding Loma de la Lata’s current electricity generation capacity by 178 MW by means of converting the plant into a combined cycle generator. The project will increase Loma de la Lata’s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant.

     The project will require an estimated investment of US$230 million and will be sold both under the Energy Plus Program and to CAMMESA by means of the agreement signed with CAMMESA under Resolution SE No. 220/2007.

     Due to some technical problems detected in the steam turbine unit, which composes part of CTLLL’s installed capacity expansion project, the commissioning of the combined cycle has been postponed. The contractor for the project, Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. – Unión Transitoria de Empresas (“UTE”) set forth a timeline, estimating that the commercial operations date could be delayed until the end of the second quarter of 2011, approximately.

     As a consequence, CTLLL began to take the steps necessary to collect both the contractual compensations stipulated therein, as well as the corresponding compensations from the insurance companies. In that sense, on March 31, 2011 CTLLL accepted an offer by the UTE by which the mechanisms to solve the technical problems were established, as well as the procedures to be followed for the start of commercial operation of CTLLL’s generation installed capacity expansion. Additionally, the UTE in its role of contractor granted CTLLL an exceptional discount equivalent to the amounts related to the last milestone payment under the Contracts (Provisional Acceptance), including the adjustments provided under the Construction Contract, for a value of US$18 million.

The following table summarizes the current status of Pampa’s expansion projects:

Project	Location	New Capacity (MW)	Total Investment (US$ MM)	Invested as of March'11 (US$ MM)	Fuel	Estimated Commercial Operations Date
CTG	Salta	100	69	69	Natural Gas(1)	Completed
Loma de la Lata	Neuquén	178	230	222	Combined Cycle, no additional gas required	2Q 2011
Total		278	299	291

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5. Analysis of the 2011 First Quarter Results Compared to the Same Period of 2010

     During the first quarter of 2011, we recorded consolidated net sales of AR$1,575.5 million, 51.5% greater than the AR$1,040.2 million for the same period of 2010, mainly due to a 98.3% (AR$391.4 million), a 10.4% (AR$7.3 million), a 23.6% (AR$135.4 million) and a AR$2.9 million increases in net sales from our generation, transmission, distribution and holding and others segments, respectively.

     Consolidated EBITDA1 for the first quarter of 2011 of AR$238.5, 24.8% higher than the AR$191.0 million for the same period of 2010, mainly due to increases of 40.0% in the generation segment (AR$28.0 million), 44.9% in the transmission segment (AR$9.5 million) and 10.9% in the distribution segment (AR$11.4 million), partially offset by a greater loss of AR$1.5 million at the holding and others segment.

     Finally, we presented a consolidated net gain of AR$15.1 million in the first quarter of 2011, AR$9.9 million greater than the AR$5.2 million net consolidated income for the same period of 2010, mainly due to gains from our generation (AR$14.7 million), transmission (AR$1.3 million) and holding and others (AR$30.5 million) segments, partially offset by losses at our distribution segment (AR$31.5 million).

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Generation Segment1

	Period ended on March 31st of

Generation Segment, Consolidated (AR$ million)	2011	2010	Change
Sales revenue	789.4	398.0	98.3%
Cost of sales	(674.4)	(313.6)	115.0%
Gross profit	115.0	84.3	36.3%

Selling expenses	(4.4)	(3.7)	18.1%
Administrative expenses	(31.7)	(24.5)	29.3%
Goodwill amortization	(3.8)	(3.8)	0.1%
Operating income	75.1	52.3	43.5%

Financial and holding results:
Generated by assets	17.3	18.8	-8.0%
Generated by liabilities	(47.3)	(32.1)	47.3%
Other income and expenses, net	(0.7)	(0.0)	NA

(Loss) Gain before income tax and minority interest	44.4	39.0	13.8%

Income tax	(17.2)	(15.6)	10.6%

Minority interest	(12.4)	(12.7)	-1.9%

Net income (Loss) for the period	14.7	10.8	37.0%
EBITDA¹	98.1	70.0	40.0%

     Net sales from our generation activities increased by 98.3% to AR$789.4 million in the first quarter of 2011 from AR$398.0 million for the same period of 2010, mainly due to a 29.8% increase in the amount of electricity sold and to a 53.2% increase in average electricity prices. Net consolidated sales of the segment include sales of energy and services to other companies, and we eliminate the sales between Pampa’s subsidiaries within the segment. In the first quarters of 2011 and 2010 energy sales were AR$787.5 million and AR$396.1 million, respectively; other sales (including services provided by Pampa Generación) were AR$22.1 million and AR$17.0 million, respectively, and intercompany eliminations were AR$20.2 million and AR$15.1 million, respectively. The AR$391.4 million increase in energy sales was mainly due to the effect of the increase in the average electricity prices calculated for our subsidiaries (AR$290.7 per MWh for the first quarter of 2011, compared to AR$189.7 per MWh for the same period of 2010, representing an increase of AR$210.7 million), in addition to an increase in the quantity of electricity sold (2.709,4 GWh in the first quarter of 2011, compared to 2.087,9 GWh for the same period of 2010, representing an increase of AR$180.6 million). Average electricity prices increases reflect the impact of increased fuel costs (specially the greater fuel oil consumption in Piedra Buena) and the recognition of higher revenues for capacity and operation and maintenance payments pursuant to the “Agreement for the Management and Operations of Projects, Increase of the Availability of Thermal Generation and Adaptation of the Remuneration of Generation 2008-2011”, signed on November 25, 2010. As of March 31, 2011, Pampa and its generation subsidiaries have recorded revenues related to the agreement of AR$33.5 million. The rise in the electricity generated is mainly explained by a higher thermal dispatch (CTLLL), a higher availability in turbine units (CTG) and a greater requirement of operation with liquid fuels (CPB), since there was a lesser use of the hydroelectric generation system (less hydraulic contribution to the reservoirs, which had a negative impact on our hydroelectric companies Los Nihuiles and Diamante’s generation).

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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     The cost of sales increased by 115.0% to AR$674.4 million in the first quarter of 2011 from AR$313.6 million in the same period of 2010, primarily due to an increase in AR$356.3 million in fuel expenses (increase of AR$223.4 million and AR$132.9 million in liquid fuels and gas, respectively), and to the increase in personnel and third-party service fees of AR$7.6 million, which more than offset the AR$7.9 fall in energy purchases. The increase in personnel and third-party service expenses is mainly due to the increase in wages and third-party service costs between periods.

     Therefore, the gross profit related to our generation activities increased by 36.3% to AR$115.0 million in the first quarter of 2011 from AR$84.3 million in the same period of 2010.

     Selling expenses increased to AR$4.4 million in the first quarter of 2011 from AR$3.7 million for the same period of 2010. In addition, administrative expenses increased to AR$31.7 million for the first quarter of 2011 from AR$24.5 million in the same period of 2010, principally due to wage increases. Consequently, the operating income related to our generation activities increased by 43.5% to AR$75.1 million for the first quarter of 2011, from AR$52.3 million for the same period of 2010.

     Consolidated EBITDA associated with our generation activities increased 40.0% to AR$98.1 million in the first quarter of 2011, compared to AR$70.0 million in the same period in 2010.

     Financial and holding results, net, related to our generation activities represented a loss of AR$30.0 million in the first quarter of 2011 compared to a loss of AR$13.3 million for the same period of 2010, primarily due to losses generated by net interest expenses (AR$23.6 million), taxes and bank commissions (AR$7.1 million), losses generated by net foreign exchange differences (AR$3.1 million), and losses by other results (AR$1.5 million), which were partially compensated by gains from holding results on financial assets (AR$4.6 million). In the same period of 2010 our generation segment registered losses due to net foreign exchange differences (AR$11.1 million), losses generated by net interest expenses (AR$6.2 million) and taxes and bank commissions (AR$3.6 million), which were partially compensated by gains from holding results on financial assets (AR$4.3 million) and generated by other results (AR$3.7 million).

     The generation segment had other expenses, net of AR$0.7 million for the first quarter of 2011. Additionally, the generation segment recorded an expense for income taxes of AR$17.2 million for the first quarter of 2010 and an expense for minority interests of AR$12.4 million.

     Finally, our generation activities recorded a net gain of AR$14.7 million for the first quarter of 2011, compared to net gain of AR$10.8 million for the same period in 2010.

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Transmission Segment1

	Period ended on March 31st of
Transmission Segment, Consolidated (AR$ million)	2011	2010	Change
Sales revenue	77.6	70.3	10.4%
Cost of sales	(51.8)	(54.9)	-5.6%
Gross profit	25.8	15.4	67.5%

Selling expenses	-	-	0.0%
Administrative expenses	(10.5)	(9.7)	8.4%
Goodwill amortization	0.2	0.2	-19.6%
Operating income	15.5	6.0	160.1%

Financial and holding results:
Generated by assets	5.4	0.1	NA
Generated by liabilities	(17.9)	(13.6)	31.3%
Other income and expenses, net	0.4	0.5	-14.8%

(Loss) Gain before income tax and minority interest	3.4	(7.1)	NA

Income tax	(2.2)	0.5	NA

Minority interest	0.1	3.7	-96.2%

Net income (Loss) for the period	1.3	(2.8)	NA
EBITDA¹	30.8	21.2	44.9%

Transener's Consolidation Summary (AR$ million)	1Q11	1Q10
Net Income (Loss) Transener	0.0	(15.9)
- 73.6% Minority Interests	(0.0)	11.7
- Other consolidation adjustments[2]	1.3	1.4
Net Income (Loss) Transmission Segment	1.3	(2.8)

     Net sales in connection with our transmission activities increased by 10.4% to AR$77.6 million for the first quarter of 2011, compared to AR$70.3 million for the same period of 2010. Net regulated sales increased 5.8% between the analyzed periods (to AR$38.4 million from AR$36.3 million), while net royalties for the Fourth Line had an increase of 67.1% (from AR$10.9 million in the first quarter of 2010 to AR$18.3 million for the same period of 2011), and other net revenues decreased to AR$20.9 million for the first quarter of 2011 from AR$23.1 million for the same period of 2010. The increase in net regulated sales was originated mainly by the Instrumental Agreements entered into by Transener and Transba with the Secretariat of Energy (“SE”) and the National Electricity Regulator Organism (“ENRE”) on December 21, 2010, which establish the recognition of their rights to collect the amounts resulting from the application of the cost-variation index for the period June 2005 – November 2010. The increase in the Fourth Line canon was originated by the retroactive recognition of an increase in the canon as from July 2010 (AR$7.5 million), approved by the ENRE through Resolution 150/2011. Finally, the decrease in other net revenues was originated mainly by a decrease of AR$10.5 million in revenues from Transener Internacional Ltda., partially offset by an increase of AR$6.3 million in Transener’s and Transba’s non-regulated revenues.

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Includes adjustments to deferred tax liabilities generated by fixed assets and goodwill amortization.

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     The cost of sales decreased by 5.6% to AR$51.8 million in the first quarter of 2011 compared to AR$54.9 million for the same period of 2010. Therefore, gross profit related to our transmission activities increased by 67.5% to AR$25.8 million for the first quarter of 2011 from AR$15.4 million for the same period of 2010.

     We do not record selling expenses related to our transmission activities. Administrative expenses increased by 8.4% to AR$10.5 million for the first quarter of 2011 from AR$9.7 million for the same period of 2010. Operating income increased by 160.1% to AR$15.5 million for the first quarter of 2011 from AR$6.0 million in the same period of 2010.

     The consolidated EBITDA related to our transmission activities increased by 44.9% to AR$30.8 million for the first quarter of 2011 compared with $21.2 million in the same period of 2010.

     Financial and holding results, net, represented a loss of AR$12.5 million for the first quarter of 2011 compared to a loss of AR$13.5 million for the same period of 2010, primarily due to the losses generated by net interest expenses (AR$6.9 million) and by net foreign exchange differences (AR$4.5 million). In the same period of 2010, our transmission segment registered losses due to net interest expenses (AR$8.6 million) and by net foreign exchange differences (AR$5.8 million) that were partially offset by net gains related to the repurchase of Transener’s own financial debt (AR$1.5 million).

     The transmission segment had other income amounting to AR$0.4 million for the first quarter of 2011. Additionally, the transmission segment recorded a charge for income taxes of AR$2.2 million for the first quarter of 2011 and a benefit for minority interest of AR$0.1 million.

     Finally, our transmission activities recorded a net gain of AR$1.3 million for the first quarter of 2011, compared to a net loss of AR$2.8 million for the same period in 2010.

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Distribution Segment

	Period ended on March 31st of

Distribution Segment, Consolidated (AR$ million)	2011	2010	Change
Sales revenue	708.9	573.5	23.6%
Cost of sales	(534.0)	(431.6)	23.7%
Gross profit	174.8	141.9	23.2%
	-	-
Selling expenses	(58.3)	(46.5)	25.3%
Administrative expenses	(59.1)	(39.8)	48.6%
Goodwill amortization	0.1	(1.4)	NA
Operating income	57.5	54.2	6.1%

Financial and holding results:
Generated by assets	(2.1)	4.7	NA
Generated by liabilities	(99.1)	(58.5)	69.5%
Other income and expenses, net	(7.6)	(3.4)	124.0%

(Loss) Gain before income tax and minority interest	(51.4)	(3.0)	NA

Income tax	7.1	(7.6)	NA

Minority interest	12.8	(2.4)	NA

Net income (Loss) for the period	(31.5)	(13.0)	141.3%
EBITDA¹	116.3	104.9	10.9%

Edenor's Consolidation Summary (AR$ million)	1Q11	1Q10
Net Income (Loss) Edenor	(28.3)	5.0
- 48.5% Minority Interests	13.2	(2.4)
- Loss Holding Company - EASA[2]	(14.9)	(14.1)
- Other consolidation adjustments[3]	(1.5)	(1.5)
Net Income (Loss) Distribution Segment	(31.5)	(13.0)

     Net sales in connection with our distribution activities increased by 23.6% to AR$708.9 million for the first quarter of 2011 compared to AR$573.5 million for the same period of 2010, mainly due to the inclusion as from March 4, 2011 of Edenor’s subsidiaries net sales (Aeseba and Emdersa, for AR$116.8 million) to our distribution segment’s revenues, and to a 3.0% increase in the volume of energy sold in the first quarter of 2011 compared to the same period of 2010.

     Cost of sales increased by 23.7% to AR$534.0 million for the first quarter of 2011 compared to AR$431.6 million for the same period of 2010, mainly due to an increase in third party fees and in salaries and social security charges related to wages increases granted during 2010 (AR$22.9 million), and a 22.2% increase (AR$62.1 million) in the cost of energy purchased, related to the increase in the volume of energy sold and other charges. Cost of sales include AR$68.9 million from Aeseba and Emdersa.

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.
2 Does not include results from its participation in controlled company, Edenor.
3 Includes depreciation for the higher value of fixed assets and of intangible assets recognized at the time of the acquisition, differences for deferred tax liabilities and goodwill amortization.

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     Therefore, gross profit related to our distribution activities increased by 23.2% to AR$174.8 million for the first quarter of 2011 compared to AR$141.9 million for the same period of 2010.

     Selling expenses increased 25.3% to AR$58.3 million for the first quarter of 2011 compared to AR$46.5 million for the same period of 2010, primarily due to an increase in third party fees and in salaries and social security charges that resulted from wage increases granted in 2010 (AR$11.6 million) that more than compensated for the decrease in allowance for doubtful accounts (AR$2.8 million). AR$12.2 million from Aeseba and Emdersa are included in total selling expenses.

     Administrative expenses increased by 48.6% to AR$59.1 million for the first quarter of 2011 compared to AR$39.8 million for the same period of 2010, primarily due to increases in third party fees and in wages (AR$12.7 million). AR$13.4 million from Aeseba and Emdersa are included in total administrative expenses. Therefore, operating income of our distribution activities increased by 6.1% to AR$57.5 million for the first quarter of 2011 compared to AR$54.2 million for the same period of 2010.

     Consolidated EBITDA related to our distribution activities increased by 10.9% to AR$116.3 million for the first quarter of 2011 compared with AR$104.9 million, due to increases in net sales as a consequence of the inclusion of our subsidiaries Aeseba and Emdersa (the corresponding EBITDA from these subsidiaries amounts to AR$29.5 million).

     Financial and holding results, net, related to our distribution activities represented a loss of AR$101.2 million for the first quarter of 2011 compared to a loss of AR$53.8 million for the same period of 2010, primarily due to losses related to net interest expenses (AR$46.0 million), by net foreign exchange differences (AR$21.0 million), by results of debt repurchases (AR$17.2 million) and those generated by taxes and bank commissions (AR$10.4 million). In the same period of 2010, our distribution segment recorded losses mainly due to net interest expenses, and related to net foreign exchange differences (AR$25.1 million and AR$18.6 million, respectively). Financial and holding results include AR$14.7 million from Aeseba and Emdersa.

     The distribution segment had other expenses of AR$7.6 million in the first quarter of 2011, mainly composed of accrued litigation expenses. Additionally, the distribution segment recorded a benefit for income taxes of AR$7.1 million for the first quarter of 2011 and an income for minority interests of AR$12.8 million.

     Finally, our distribution activities recorded a net loss of AR$31.5 million in the first quarter of 2011 compared with a net loss of AR$13.0 million for the same period of 2010. AR$3.1 million from Aeseba and Emdersa are included in the net income.

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Holding and Others Segment1

	Period ended on March 31st of

Holding and Others Segment, Consolidated (AR$ million)	2011	2010	Change
Sales revenue	2.9	0.0	NA
Cost of sales	(2.2)	(0.0)	NA
Gross profit	0.7	0.0	NA
	-	-
Selling expenses	(0.0)	(0.0)	NA
Administrative expenses	(9.8)	(7.5)	31.4%
Goodwill amortization	-	-	NA
Operating income	(9.2)	(7.5)	22.6%

Financial and holding results:
Generated by assets	(19.4)	(6.8)	186.5%
Generated by liabilities	(1.5)	20.0	NA
Other income and expenses, net	63.2	8.5	639.0%

(Loss) Gain before income tax and minority interest	33.0	14.3	131.0%

Income tax	(2.5)	(4.0)	-36.0%

Minority interest	-	-	NA

Net income (Loss) for the period	30.5	10.4	194.7%
EBITDA¹	(6.6)	(5.1)	29.3%

     Net sales in connection with our holding and others segment increased to AR$2.9 million for the first quarter of 2011 compared to AR$33 thousand for the same period of 2010. In the first quarter of 2011 those sales were mainly related to oil and gas sales from our subsidiary Petrolera Pampa.

     Cost of sales related to our holding and others segment increased to ARS2.2 million for the first quarter of 2011 compared to AR$17 thousand for the same period of 2010, mainly originated by Petrolera Pampa’s cost of sales.

     Therefore, gross profit related to our holding and others segment increased to AR$0.7 million for the first quarter of 2011 compared to AR$16 thousand for the same period of 2010.

     Our selling expenses for the holding and others segment amounted to AR$16 thousand for the first quarter of 2011. Administrative expenses amounted to AR$9.8 million for the first quarter of 2011 compared to AR$7.5 million for the same period of 2010, mainly due to an increase in third party fees and in salaries and social security charges from Petrolera Pampa (AR$2.0 million), and administrative expenses of the holding’s administration (AR$6.2 million).

     Operating losses related to our holding and others segment amounted to AR$9.2 million for the first quarter of 2011 compared to an operating loss of AR$7.5 million for the same period of 2010.

     Consolidated EBITDA related to our holding and others segment represented a loss of AR$6.6 million for the first quarter of 2011 compared with a loss of AR$5.1 million in the first quarter of 2010.

     Financial and holding and others results, net, related to our holding and others activities represented a loss of AR$20.9 million in the first quarter of 2011 compared to a gain of AR$13.3 million for the first quarter of 2010, mainly due to losses generated by the holding of financial assets (AR$22.9

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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million), net interests (AR$1.8 million) and other net results (AR$1.0 million), which were partially offset by gains generated by net foreign exchange differences (AR$4.2 million). In the first quarter of 2010, our holding and others segment results included gains generated by net foreign exchange differences (AR$8.9 million), net interest (AR$5.1 million) and by the repurchase of financial debt from subsidiaries (AR$9.5 million) that compensated for losses generated by the holding of financial assets (AR$9.6 million).

     The holding and others segment recorded other incomes of AR$63.2 million for the first quarter of 2011, mainly from the consolidation of permanent investments and other assets acquired from AEI during the quarter. In addition, the holding and others segment recorded an income tax expense of AR$2.5 million for the first quarter of 2011.

     Finally, our holding and others segment registered a net gain of AR$30.5 million for the first quarter of 2011, compared to AR$10.4 million net gain for the same period in 2010.

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6. Bonds’ Operations From Our Subsidiaries

6.1 | Subsidiaries Bonds’ Repurchases

     As of March 31, 2011, and including the repurchases done in 2008, 2009, and 2010, Pampa and its subsidiaries have repurchased a total of US$482.6 million of principal amount of bonds. The following tables summarize our bonds outstanding in pesos and dollars, the repurchases made and the gains generated by repurchases as of March 31, 2011:

Bonds in US$

Subsidiary	Long-Term Notes	Maturity	Amount Issued (US$ thousands )	Amount Repurchased[1] (US$ thousands)	Amount Outstanding (US$ thousands)	Repurchase Results[2] (AR$ thousands)	Agreed Rate
Transener	At Par fixed rate	2016	220,000	97,712	122,288	144,086	8.875%
	At Par class 6(3)	2016	12,397	12,397	0		3% to 7%
Edenor	At Par variable rate	2019	12,656	12,656	0	150,817	Libor + 0% to 2%
	At Par fixed rate	2016	80,048	80,048	0		3% to 10%
	At Par fixed rate	2017	220,000	195,243	24,757		10.5%
	At Par fixed rate	2022	230,301	0	230,301		9.75%
EASA	At Par fixed rate	2017	12,874	419	12,455	102,066	3% to 5%
	At Discount fixed rate	2016	84,867	63,909	20,958	0	11%
CTG	At Par fixed rate	2013	6,069	1,887	4,182	17,861	2.0%
	At Par fixed rate	2017	22,030	18,299	3,731	0	10.5%
Loma de la Lata[4]	At Discount fixed rate	2015	189,299	0	189,299	9,164	11.5%
Total			1,090,541	482,570	607,971	423,994
[1]100%, not adjusted for minority interests
2 It includes AR$441.3 million as of December 31, 2010. The amount does not include income tax expense and minority interests.
[3]Amount issued refers to the amount outstanding as of December 31, 2008.
[4]Amount issued includes capitalized interest.

Subsidiary	Long and Short-Term Notes	Maturity	Amount Issued (AR$ thousands)	Amount Repurchased (AR$ thousands)	Amount Outstanding (AR$ thousands)	Repurchase Results (AR$ thousands)	Agreed Rate
Edenor	At Par variable rate	2013	52,415(1)	0	52,415(1)	0	Badlar Privada + 6.75%
CPB	Short-term note	2011	66,295	0	66,295	0	Badlar Privada + 3.00%
	Short-term note	2011	80,000	0	80,000		Badlar Privada + 3.00%
Emdersa	At Par variable rate	2012	22,800	0	22,800	0	Badlar Privada + 4,30%
Total			221,510	0	198,710	0
[1] Debt remaining as of 3/31/2011

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7. Comparison of Information by Segment

     Pampa focuses its business primarily on the electricity sector, participating in the generation, transmission and distribution sectors through the legal entities in which the Company holds an equity interest. Through its subsidiaries, and based on the nature, clients and risks involved, the following business segments have been identified:

  Electricity Generation, comprised by the direct and the indirect participation in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Energía Distribuida, Pampa Generación, Lago Escondido and investments in shares of other companies related to the electricity generation business.

  Electricity Transmission, comprised by the indirect participation in Transener and its subsidiaries.

  Electricity Distribution, comprised by the indirect participation in Edenor and its controlling company Electricidad Argentina S.A. (“EASA”).

  Holding and Others, comprised by the Company’s own business, such us consulting, financial and real estate investments, Petrolera Pampa and other companies not related to the electricity sector.

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7.1 | Consolidated Results 1Q11 (AR$)1

Consolidated Results	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of March 31st, 2011)
Sales	787,514,489	77,450,539	708,887,877	1,116,012	-	1,574,968,917
Intra-segment sales	1,835,957	155,902	-	1,778,839	(3,201,517)	569,181
Total Sales	789,350,446	77,606,441	708,887,877	2,894,851	(3,201,517)	1,575,538,098
Cost of sales	(674,372,690)	(51,770,132)	(534,040,847)	(2,244,470)	2,277,803	(1,260,150,336)
Gross Income	114,977,756	25,836,309	174,847,030	650,381	(923,714)	315,387,762
Administrative expenses	(31,688,858)	(10,503,029)	(59,146,461)	(9,846,934)	900,000	(110,285,282)
Selling expenses	(4,413,273)	-	(58,308,610)	(15,721)	7,595	(62,730,009)
Goodwill amortization	(3,809,870)	190,850	71,675	-	-	(3,547,345)
Operating results	75,065,755	15,524,130	57,463,634	(9,212,274)	(16,119)	138,825,126
Financial and holding results:
Generated by assets	17,335,468	5,377,490	(2,142,477)	(19,386,032)	(7,079,688)	(5,895,239)
Generated by liabilities	(47,318,647)	(17,896,192)	(99,068,312)	(1,526,991)	7,095,807	(158,714,335)
Other income and expenses, net	(710,946)	392,151	(7,630,817)	63,162,007	-	55,212,395
(Loss) Gain before income tax and minority interest	44,371,630	3,397,579	(51,377,972)	33,036,710	-	29,427,947
Income tax	(17,208,668)	(2,243,351)	7,097,202	(2,529,195)	-	(14,884,012)
Minority interest	(12,415,228)	141,914	12,810,422	-	-	537,108
Net income (Loss) for the year	14,747,734	1,296,142	(31,470,348)	30,507,515	-	15,081,043

EBITDA[1]	98,089,362	30,760,828	116,305,987	(6,632,995)	(16,119)	238,507,063

Consolidated Assets & Liabilities	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of March 31st, 2011)
Total assets	3,765,257,991	970,401,818	6,846,330,025	1,879,653,418	(997,238,321)	12,464,404,931
Total liabilities	2,225,341,919	469,405,205	4,800,886,449	846,459,036	(997,238,321)	7,344,854,288

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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7.2 | Consolidated Results 1Q10 (AR$)1

Consolidated Results	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of March 31st, 2010)
Sales	396,141,352	70,196,525	573,497,000	-	-	1,039,834,877
Intra-segment sales	1,835,142	80,230	-	33,203	(1,583,689)	364,886
Total Sales	397,976,494	70,276,755	573,497,000	33,203	(1,583,689)	1,040,199,763
Cost of sales	(313,630,483)	(54,854,140)	(431,620,406)	(17,167)	80,230	(800,041,966)
Gross Income	84,346,011	15,422,615	141,876,594	16,036	(1,503,459)	240,157,797
Administrative expenses	(24,504,229)	(9,692,534)	(39,799,096)	(7,492,603)	1,495,071	(79,993,391)
Selling expenses	(3,737,561)	-	(46,537,000)	(38,087)	-	(50,312,648)
Goodwill amortization	(3,807,517)	237,297	(1,383,989)	-	-	(4,954,209)
Operating results	52,296,704	5,967,378	54,156,509	(7,514,654)	(8,388)	104,897,549
Financial and holding results:	-	-	-	-	-	-
Generated by assets	18,845,806	134,437	4,709,142	(6,766,961)	(8,260,189)	8,662,235
Generated by liabilities	(32,124,577)	(13,635,093)	(58,461,017)	20,035,773	8,268,577	(75,916,337)
Other income and expenses, net	(39,546)	460,388	(3,406,326)	8,547,444	-	5,561,960
(Loss) Gain before income tax and minority interest	38,978,387	(7,072,890)	(3,001,692)	14,301,602	-	43,205,407
Income tax	(15,563,742)	496,149	(7,631,700)	(3,950,432)	-	(26,649,725)
Minority interest	(12,650,743)	3,735,213	(2,408,000)	-	-	(11,323,530)
Net income (Loss) for the year	10,763,902	(2,841,528)	(13,041,392)	10,351,170	-	5,232,152
	-	-	-	-	-	-
EBITDA[1]	70,046,442	21,227,473	104,909,530	(5,128,421)	(8,388)	191,046,636

Consolidated Assets & Liabilities	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of March 31st, 2010)
Total assets	3,560,194,892	982,315,401	5,394,816,975	1,503,664,020	(1,018,080,426)	10,422,910,862
Total liabilities	2,051,353,302	482,282,165	3,631,496,056	407,455,307	(1,018,080,426)	5,554,506,404

1 Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest.

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Information about the Conference Call

     There will be a conference call to discuss Pampa’s first quarter 2011 results on Friday, May 13, 2011 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of the Company, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

     Besides the access to the audio file in the website, a replay of the Conference Call through telephone is available, dialing +1 (877) 344-7529 in the United States or +1 (412) 317-0088 from any other country. The required code is 450776 + # (pound key) and press “1” to start the tape. This material will be available one hour after the finalization of the Conference Call and until May 24, 2011.

You may find additional information on the Company at:

www.pampaenergia.com/ir

www.cnv.org.ar

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 12, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.